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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9579

                           NOTIFICATION OF LATE FILING

     (Check One):  Form 10-K   Form 11-K   Form 20-F  [X] Form 10-Q   Form N-SAR

     For Period Ended:   Quarter ended July 31, 2002
                      ----------------------------------------------------------

     Transition Report on Form 10-K              Transition Report on Form 10-Q
     Transition Report on Form 20-F              Transition Report on Form N-SAR
     Transition Report on Form 11-K

     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Ecogen Inc.
                       ---------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)
P.O. Box K
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City, state and zip code   Belmar N.J. 07719
                        --------------------------------------------------------


                                     PART II
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will

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be filed on or before the fifth calendar day following the prescribed due date;
and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   Data and other information regarding certain material operations of the Company required for the filing are not currently available and could not be made available without unreasonable effort and expense

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

    James P. Reilly, Jr.                         800              589-3434
----------------------------                --------------    ------------------
         (Name)                               (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Ecogen Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2002            By:   /s/ James P. Reilly, Jr.
      -------------------------         ----------------------------------------
                                        Name: James P. Reilly, Jr.
                                        Title: Chairman, Chief Executive Officer
                                               Acting Chief Financial Officer
                                               and Chief Accounting Officer

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Form 12b-25-Ecogen Inc.
Part IV-Item 3:

While the Company expects to continue to report operating losses for the quarter ended July 31, 2002, the Company expects to report net income available to common stockholders for such quarter. The Company had reported a net loss allocable to common stockholders of $1.2 million for the six months ended April 30, 2002. The Company previously reported on Form 8K dated July 10, 2002 that it had sold certain assets to Certis U.S.A. L.L.C. resulting in an expected gain of $2.6 million. Such gain will be reported as other income in the quarter of ended July 31, 2002.